Contact

www.linkedin.com/in/jeff-annison
(LinkedIn)
www.NewYorkRockExchange.com
(Company)
www.UGLabs.com (Company)

Top Skills

Mobile Devices
Start-ups
Mobile Applications

Honors-Awards

2005 Primetime Emmy® Award for
technical achievement

Patents

System and Method for Dynamically
Determining Notification Behavior of
a Monitoring System in a Network
Environment
System and Method for Storage and
Retrieval of Arbitrary Content and
Application Data
Message Providing Candy Dispenser

Jeff Annison

Cofounder and President at Legion M
San Francisco Bay Area

Summary

Jeff Annison is the Cofounder and President of Legion M, the world's
first FAN-OWNED media company. We're using disrupting new
equity crowdfunding laws enabled by the JOBS Act to create a film
and television company built from the ground up to be owned by
fans. See more at www.legionm.com.

Prior to Legion M, Jeff was a cofounder of MobiTV, one of the
world's first live mobile television services. Jeff led engineering and
product development as the company scaled from 3 cofounders
to over 300 employees, won an Emmy Award for Innovation in
Television, and grew to over 25MM paying subscribers.

Jeff was also the cofounder and CEO of Underground Labs, a
product development studio that built mobile apps, websites, and
enterprise products for clients including AT&T, Sprint, NFL, SEC,
ACC, Universal Music, Warner Music, Sony Music, Diet Coke,
Paramount Pictures, and more. Underground Labs also created
the New York Rock Exchange, a first-of-its-kind marketplace that
allowed fans to own a piece of a song.

Jeff started his career designing toys for Hasbro and theme park
ride effects for Universal Studios. He holds a BS in Mechanical
Engineering from UCLA.

Outside of work, Jeff is a dedicated husband, father, teacher, board/
video gamer, and amateur auto racer.

Experience

Legion M
Cofounder and President
January 2016 - Present (9 years)
San Francisco Bay Area & Hollywood

Legion M is the world's first FAN-OWNED entertainment company. We're opening the gates of Hollywood, and using new equity crowdfunding laws to allow fans to become equity shareholders of movies, tv shows, and other entertainment projects.

www.thelegionm.com

New York Rock Exchange
Founder and Chairman
October 2012 - December 2015 (3 years 3 months)

Founder and Chairman of the New York Rock Exchange, a first-of-its-kind marketplace where fans can own a piece of the music they love. Discover a whole new way to OWN YOUR MUSIC at www.newyorkrockexchange.com.

Underground Labs, Inc.
CEO
February 2009 - December 2015 (6 years 11 months)
Emeryville, CA

2009 Spinoff from MobiTV, Underground Labs develops cutting edge mobile applications and web experiences including:

-Shop Music, AT&T's mobile digital music storefront for Android and mobile web
-ACC Sports, the first Official iPhone/iPad Application for the Atlantic Coast Conference
-SEC Sports, the first Official iPhone Application for the Southeastern Conference
-New York Rock Exchange, a revolutionary new service that allows fans to own the music they love.

For samples of work, please go to: www.uglabs.com.

MobiTV
Cofounder, VP Engineering and Product Management
January 2000 - February 2009 (9 years 2 months)
Emeryville

MobiTV launched the world's first live television service for mobile phones, a feat which earned the company a 2005 Emmy Award for Innovation in Television.

Jeff Cofounded MobiTV in 1999 with Phillip Alvelda and Paul Scanlan out of a spare room in Phillip's house. Together they grew the company to over 300 employees, acquired over 25MM subscribers, won an Emmy award, raised $125MM in venture capital, and became the undisputed leader in US mobile television and video.

Jeff was responsible for engineering and project management, and also served on the MobiTV Board of Directors. Jeff grew the engineering team from 2 to 75 developers and developed, launched, and operated mobile television, radio, and VOD services for mobile operators around the globe.

Hasbro
Engineering Project Manager
1998 - 2000 (2 years)
Napa, CA

Developed toys and oversaw their manufacturing and production in China for OddzOn/Cap Toys, a division of Hasbro that worked with brands including Disney, M&M Mars, Star Wars, Universal Pictures, Nickelodeon, etc. to create branded toys and candy dispensers.

Machina
Engineering Manager
1996 - 1998 (2 years)

Managed engineering staff and projects at a small IDEO-type R&D firm focused on toys and consumer electronics.

Spectra F/X
Mechanical Engineer
June 1995 - 1996 (1 year)
Moorpark, CA

Developed show action equipment for theme park rides, including Jurassic Park--The Ride at Universal Studios.

_____

Education

University of California, Los Angeles
BS, Mechanical Engineering · (1990 - 1995)

Mt. Diablo High
 · (1986 - 1990)